SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Press Release dated May 2, 2011 entitled “Telecom Argentina S.A. announces consolidated first quarter results for fiscal year 2011 (‘1Q11’)”

FOR IMMEDIATE RELEASE

Market Cap P$19.1 billion

May 2, 2011

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A. announces

consolidated first quarter results for fiscal year 2011

(‘1Q11’)*

•	Consolidated Net Revenues amounted to P$4,131 million (+27% vs. 1Q10); Mobile business in Argentina +33% vs. 1Q10; Internet +25% vs. 1Q10.

•	Mobile subscribers in Argentina +1.9 million (+13% vs. 1Q10).

•	Mobile Value Added Services in Argentina: +72% vs. 1Q10; 46% of Service Revenues.

•	Mobile ARPU reached P$47 in 1Q11 (+16% vs. 1Q10).

•	ADSL ARPU increased to P$81 in 1Q11 (+10% vs. 1Q10); churn decreased to 1.2% from 1.8% in 1Q10.

•	Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$1,342 million (+26% vs. 1Q10), 32% of Net Revenues.

•	Operating Profit amounted to P$980 million (+28% vs. 1Q10).

•	Net Income reached P$628 million (+53% vs. 1Q10) due to growth in OPBDA and lower financial expenses.

•	Net Cash Position: P$1,712 million, an increase of P$852 million vs. 1Q10 due to a strong cash generation.

	As of March, 31
(in million P$, except where noted)	2011	2010	Δ $	Δ %
Consolidated Net Revenues	4,131	3,249	882	27%
Voice, Data and Internet	1,232	1,082	150	14%
Mobile	2,899	2,167	732	34%
Operating Profit before D&A	1,342	1,064	278	26%
Operating Profit	980	763	217	28%
Net Income	628	411	217	53%
Shareholders’ equity	6,915	5,841	1,074	18%
Net Financial Position - Cash	1,712	860	852	99%
CAPEX (excluding materials)	335	343	(8)	-2%
Fixed lines in service (in thousand lines)	4,110	4,058	52	1%
Mobile customers (in thousand)	18,783	16,767	2,016	12%
Personal (Argentina)	16,882	14,948	1,934	13%
Núcleo (Paraguay) -including Wimax customers-	1,901	1,819	82	5%
Broadband acceses (in thousand)	1,407	1,232	175	14%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	3,509	3,651	(142)	-4%
Incoming / Outgoing mobile voice traffic in Arg.(in MM minutes)	4,792	4,381	411	9%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	43.7	41.1	2.6	6%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	47.4	41.0	6.4	16%
Average Revenue per user (ARPU) ADSL (in P$)	80.8	73.3	7.5	10%

*	Unaudited non financial data

1	www.telecom.com.ar

Buenos Aires, May 2, 2011 - Telecom Argentina (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$628 million for first quarter ended March 31, 2011, or +53% when compared to the same period last year due to a higher OPBDA and less financial charges.

	1Q11	1Q10	Δ $	Δ %
Net Revenues (MMP$)	4,131	3,249	882	27%
Net Income (MMP$)	628	411	217	53%
Earnings per Share (P$)	0.64	0.42	0.22
Earnings per ADR (P$)	3.19	2.09	1.10
OPBDA *	32%	33%
Operating Profit *	24%	23%
Net Income*	15%	13%

*	As a percentage of Net Revenues

During 1Q11, Consolidated Net Revenues increased by 27% to P$4,131 million (+P$882 million vs. 1Q10), mainly fueled by the Mobile and Broadband businesses. Moreover, Operating Profit increased by 28% to P$980 million (+P$217 million vs. 1Q10).

Consolidated Operating Revenues
Mobile Services
Clients have increased in 1Q11, reaching 18.8 million as of the end of March 2011, representing an increase of 2 million since March 31, 2010.

The activities developed to increase the usage of the value added services (“VAS”) and to retain high value segments allowed Personal to increase consolidated net revenues to P$2,899 million (+34% vs. 1Q10).

Telecom Personal in Argentina

As of March 31, 2011, Personal reached 16.9 million subscribers in Argentina (+13% or 1.9 million vs. 1Q10), thus improving its market position in subscribers and revenues. The overall subscriber base mix continued with 70% of prepaid and 30% postpaid (including “Cuentas claras” plans and 3G modems).

In 1Q11, Net Revenues reached P$2,734 million (+P$673 million or 33% vs. 1Q10) while Service Revenues (excluding handset sales) amounted to P$2,431 million (+30% vs. 1Q10), with 46% corresponding to value-added services (‘VAS’) revenues. VAS revenues increased 72% vs. 1Q10.

During 1Q11, the overall voice traffic minutes increased by 9% vs. 1Q10. Meanwhile, SMS traffic performance (incoming and outgoing charged messages), climbed to 5,164 million in 1Q11 from a monthly average of 4,258 million messages in 1Q10 (+21% vs. 1Q10). Due to this increase in traffic and VAS usage, Average Monthly Revenue per User (ARPU) increased to approximately P$47 during 1Q11 (+16% vs. 1Q10).

2	www.telecom.com.ar

Initiatives

During the first quarter of the year, Personal extended its premium platform -Personal Black- by incorporating a tablets portfolio, which adds to the 3G Internet mobile plans, special contents to maximize customer experience. Therefore, Personal continued to focus on innovation with smart devices that enhance accesses to services, contents and mobile Internet.

Furthermore, during 1Q11, Personal continued with its convenience strategy of fostering benefits such as service packs and recharges to its client base (double and triple credit). Personal also enlarged its “All Included” plans, enhancing handset availability to access to new services and customer satisfaction.

In addition, Personal continued its brand positioning associated to music by organizing several events and concerts, such as the first edition of “Personal POP Festival”. Also in brand positioning, Personal was the main sponsor in the Rally Dakar 2011 competition. All these initiatives were accompanied with specific content, special offers and customer loyalty oriented actions.

Finally, as part of its youth segment strategy, Personal consolidated its presence in social networks (such as Facebook and Twitter) as a relation channel and customer service.
Telecom Personal in Paraguay
By the end of March 2011, Nucleo’s subscriber base surpassed 1.9 million clients (+5% vs. 1Q10), including Wimax clients. Prepaid and Postpaid customers represented 84% and 16%, respectively.

Personal’s subsidiary in Paraguay generated revenues equivalent to P$165 million during 1Q11 (+56% vs. 1Q10) with an increase in the level of ARPU that reached more than U$S6 (+39% vs. 1Q10) and an appreciation of the Guaraní.

Fixed Services (Voice, Data Transmission & Internet)

During 1Q11 revenues generated by fixed services amounted to P$1,232 million, +14% vs. 1Q10; with Internet revenues growing in relative terms the most in this segment (+25% vs. 1Q10), followed by Data (+15% vs. 1Q10).

Voice
Total Revenues for this service reached P$752 million in 1Q11 (+9% vs. 1Q10). The results of this line of business continue to be affected by frozen tariffs of regulated services.

Monthly Charges and Supplementary Services increased by P$14 million, or +6% vs. 1Q10, to P$230 million, as a consequence of a higher number of lines in service (+1%), which surpassed 4.1 million, and a 19% increase in supplementary services.

3	www.telecom.com.ar

Revenues generated by Local and Domestic Long Distance Measured Services and International Services totaled P$343 million, an increase of P$27 million or +9% vs. 1Q10. In relative terms, revenues from local calls increased the most, with 14% vs. 1Q10, mainly due to the incorporation of flat rate packs and, secondly, by domestic long distance traffic (+3% vs. 1Q10). Meanwhile, revenues from international services increased by 9% vs. 1Q10.
Interconnection revenues reached P$113 million (+14% vs. 1Q10), mainly due to an increase in mobile interconnection prices.
Public telephony reached P$14 million (-P$3 million vs. 1Q10). Finally, other revenues totaled P$52 million (+18% vs. 1Q10) mainly due to higher sales of fixed line equipment.
Data Transmission and Internet
Data transmission revenues amounted to P$85 million (+15% vs. 1Q10), where the focus was to strengthen Telecom’s position as an integrated ICT provider.

During 1Q11 Telecom continued promoting its Virtual Central, the communications platform that combines the traditional PBX service with advanced functions that enhance the integration with IT tools and allows savings in infrastructure costs.

During 1Q11, Telecom continued offering Data services in the SMEs segment benefiting from its competitive advantage of being an integrated operator. As a result, there was an annual increase of 50% in Internet and a 36% in Virtual Private Networks (VPN) accesses. In this quarter, ArnetBIZ portfolio services increased by 18% vs.1Q10.

In this period, Telecom continued focusing in MPLS network technology to private and public sectors, incorporating datacenter services and new technologies to the cloud computing solutions.
Revenues related to Internet totaled P$395 million (+P$79 million or 25% vs. 1Q10), mainly due to the continued expansion of broadband services.

As of March 31, 2011, Telecom surpassed 1.4 million ADSL accesses (+14% vs. 1Q10). These connections represented 34% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached to P$81 in 1Q11, +10% when compared to 1Q10 and churn reached 1.2% in 1Q11 (vs. 1.8% in 1Q10).

During 1Q11, Telecom continued enhancing the broadband offers with the aim of increasing the customer base, thus under the slogan “Internet en Todo” (Internet everywhere), positioned the Internet as a tool for the different aspects of everyday’s life. With this concept, Arnet presented its bundled offers with complementary services such as local calls or mobile Internet through “Arnet Móvil”. In 1Q11 more than 30% of the new Arnet broadband customers’ chose this bundled offer.

4	www.telecom.com.ar

Under the idea of being always connected, in March, a new VAS was launched: “Arnet Turbo”, a speed increase in periods of the day according to customers’ preferences. In this way, the Internet connection is powered to enjoy contents that require more bandwidth.
Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$3,151 million in 1Q11, an increase of P$665 million, or +27%, vs. 1Q10. The increase is a consequence of higher commercial costs due to a higher volume of revenues, inflationary effects on the general cost structure, and greater expenses related to competition in the industry.

The cost breakdown is as follows:

•        Salaries and Social Security Contributions totaled P$513 million (+27% vs. 1Q10), mainly affected by increases in salaries due to the labor agreement arranged in July 2010 and the increase in employees. Regarding personnel, in the same period the incorporation of 498 employees in the mobile business and the decrease in headcount in the fixed line business (-180 employees vs. 1Q10) resulted in a total headcount at the end of the period of 15,723 employees.

•        Taxes reached P$362 million (+33% vs. 1Q10), impacted by higher rates in turnover taxes applied to higher volume of revenues, by taxes related to debit and credit taxes, and by higher taxes from provincial and municipal jurisdictions.

•        Network access costs (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$366 million, +P$15 million vs. 1Q10. This was mainly due to savings from stimulating on-net traffic among mobile clients and higher mobile coverage that allowed savings in roaming costs.

•        Agents, prepaid card commissions and other commissions were P$383 million (+39% vs. 1Q10), mainly due to the increase in commissions paid to commercial agents associated with higher revenues from more sophisticated handsets, higher costs associated with a higher volume of acquisitions and retention of customers and higher cards sales and prepaid recharges.

•        Advertising amounted to P$132 million (+67% vs. 1Q10), oriented towards supporting the commercial activity in mobile and Internet services in the summer season and to strengthen the Telecom Group brands.

•        Cost of handsets sold totaled P$418 million (+40% vs. 1Q10) due to an increase in high-end handsets sales and a higher number of handsets upgrade, to stimulate VAS usage. These effects resulted in the increase of the average cost of handsets.

• Fees for services amounted to $181 million (+35% vs. 1Q10), principally due to higher costs from the call centers, more services requirements, and to the

5	www.telecom.com.ar

renegotiation with suppliers of certain agreements contemplating higher costs in the suppliers’ cost structure.

•         Depreciation of Fixed and Intangible Assets reached P$362 million (+20% vs. 1Q10). Fixed-line telephony totaled P$181 million (+8% vs. 1Q10) and mobile services totaled P$181 million (+36% vs. 1Q10). This increase was due to a higher transfer to fixed assets, mainly in network access, transmission equipment and switching equipment in both businesses.

•         Others Costs totaled P$434 million (+17% vs. 1Q10). This increase was mainly due to general increases in services such as maintenance, materials and supplies, and increase in bad debt expenses of 34% vs. 1Q10 and an increase in costs related to VAS, such as content offers.

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a gain of P$41 million, an increase of P$98 million vs. a loss of $57 million in 1Q10. This was mainly due to losses for FX results of P$2 million in 1Q11 (a gain of P$57 million vs. 1Q10) thanks to the lack of exposure to foreign currency debts; and a gain in net financial interest of P$39 million in 1Q11 (+P$25 million vs. 1Q10).

Consolidated Net Financial Position

As of March 31, 2011, Net Financial Position (Cash, Cash Equivalents and current Investments minus Loans) totaled P$1,712 million in cash, an improvement of P$852 million vs. Net Financial Position as of March 2010. This was due to the strong cash flow generation evidenced in the period.

Consolidated Capital Expenditures

During 1Q11, the Company invested P$335 million (excluding materials). This amount was allocated to Voice, Data and Internet businesses (P$208 million) and Mobile services (P$127 million). In relative terms, capex reached 8% of net consolidated revenues.

Main capex projects are related to the deployment of the network to boost capacity and quality of the Internet services that sustain the growth of Mobile Internet through 3G services together with the launch of innovative VAS, and to support ADSL services to improve customer speed access. Moreover, projects are associated to the expansion of transmission and transport networks to face the growing demand from fixed and mobile customers.

Recent Relevant Matters
The General Ordinary Shareholders’ Meeting of Telecom Argentina approved last April, 7th, 2011 a cash dividend payment of P$915 million (equivalent to P$0.93 per share) that was paid on April, 19th.
***********

6	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 70% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock comprised of preferred shares that are held by minority shareholders.

As of March 31, 2011, Telecom had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Ruth Fuhrmann (5411) 4968 4448	Horacio Nicolás del Campo (5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

7	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2011

(In millions of Argentine pesos)

1-	Consolidated Balance Sheet

	03/31/2011	12/31/2010	Δ $	Δ %
Cash, equivalents and investments	1,905	1,387	518	37%
Trade receivables	1,546	1,449	97	7%
Other current assets	650	778	(128)	-16%
Total Current Assets	4,101	3,614	487	13%
Fixed & Intangible assets	8,356	8,248	108	1%
Other non-current assets	90	102	(12)	-12%
Total Non Current Assets	8,446	8,350	96	1%
Total Assets	12,547	11,964	583	5%
Accounts payable	2,746	2,908	(162)	-6%
Loans	59	42	17	40%
Taxes payable	1,060	1,022	38	4%
Reserves	101	64	37	58%
Other current liabilities	422	444	(22)	-5%
Total Current Liabilities	4,388	4,480	(92)	-2%
Accounts payable	3	—	3	—
Loans	134	121	13	11%
Taxes payable	129	154	(25)	-16%
Reserves	515	536	(21)	-4%
Other non-current liabilities	303	310	(7)	-2%
Total Non Current Liabilities	1,084	1,121	(37)	-3%
Total Liabilities	5,472	5,601	(129)	-2%
Minority Interest	160	126	34	27%
Shareholders' equity	6,915	6,237	678	11%
Total Liabilities, Minority Interest and Equity	12,547	11,964	583	5%

2-	Consolidated Loans

	03/31/2011	12/31/2010	Δ $	Δ %
Banks and other financial institutions	20	31	(11)	-35%
Bank overdraft	35	9	26	—
Accrued interest	4	2	2	100%
Total Current Loans	59	42	17	40%
Banks and other financial institutions	134	121	13	11%
Total Non Current Loans	134	121	13	11%
Total Loans	193	163	30	18%

Cash and cash equivalents	1,905	1,387	518	37%

Net Financial Position- Cash	1,712	1,224	488	40%

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2011

(In millions of Argentine pesos)

3-	Consolidated Income Statement

Annual Comparison

	03/31/2011	03/31/2010	Δ $	Δ %

Net revenues	4,131	3,249	882	27%
Cost of services	(1,972)	(1,618)	(354)	22%
Gross Profit	2,159	1,631	528	32%
Administrative expenses	(154)	(121)	(33)	27%
Selling expenses	(1,025)	(747)	(278)	37%
Operating Profit	980	763	217	28%
Financial and holding results	41	(57)	98	-172%
Other expenses, net	(47)	(51)	4	-8%
Results from ordinary operations	974	655	319	49%
Taxes on income	(337)	(242)	(95)	39%
Minority interest	(9)	(2)	(7)	—
Net Income	628	411	217	53%

Operating Profit before D & A	1,342	1,064	278	26%
As a % of Net Revenues	32%	33%

Financial and Holding results

	03/31/2011	03/31/2010	Δ $	Δ %
Financial results generated by assets
Interest	46	37	9	24%
Foreign currency exchange results	11	12	(1)	-8%
Holding results generated by inventories	(5)	(8)	3	-38%
Other financial results	(3)	3	(6)	-200%
Total Financial results generated by assets	49	44	5	11%
Financial results generated by liabilities
Interest	(7)	(23)	16	-70%
Foreign currency exchange results and loss on derivatives	(13)	(71)	58	-82%
Other financial results	12	(7)	19	—
Total Financial results generated by liabilities	(8)	(101)	93	-92%
Total Financial and holding results	41	(57)	98	-172%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2011

(In millions of Argentine pesos)

4-	Consolidated Revenues Breakdown

Annual Comparison

	03/31/2011	03/31/2010	Δ $	Δ %
Fixed Telephony	676	622	54	9%
Measured service Local	137	120	17	14%
Measured service DLD	130	126	4	3%
Monthly charges	230	216	14	6%
Public telephones	14	17	(3)	-18%
Interconnection	113	99	14	14%
Others	52	44	8	18%
International Telephony	76	70	6	9%
Data transmission & Internet	480	390	90	23%
Data	85	74	11	15%
Internet	395	316	79	25%
MobileTelephony	2,899	2,167	732	34%
Telecom Personal	2,734	2,061	673	33%
Monthly fee and measured service	837	777	60	8%
Calling Party Pays	152	144	8	6%
TLRD *	196	181	15	8%
VAS	1,109	646	463	72%
Handset sales	303	186	117	63%
Others (Includes Roaming)	137	127	10	8%
Núcleo	165	106	59	56%
Monthly fee and measured service	64	49	15	31%
Calling Party Pays	2	2	—	0%
TLRD *	15	10	5	50%
VAS	66	34	32	94%
Internet - Wimax	5	4	1	25%
Handset sales	7	1	6	—
Others (Includes Roaming)	6	6	—	0%
Total net revenues	4,131	3,249	882	27%

*	Charges for the termination of calls of the cellular operators.

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2011

(In millions of Argentine pesos)

5-	Consolidated Income Statement

Annual Comparison

	03/31/2011	03/31/2010	Δ $	Δ %
Net Revenues	4,131	3,249	882	27%
Salaries and social security contributions	(513)	(404)	(109)	27%
Taxes, taxes with the regulatory authority	(362)	(273)	(89)	33%
Materials and supplies	(188)	(156)	(32)	21%
Bad debt expenses	(39)	(29)	(10)	34%
Interconnection cost	(48)	(47)	(1)	2%
Settlement charges	(34)	(39)	5	-13%
Lease of lines and circuits	(40)	(36)	(4)	11%
Service fees	(181)	(134)	(47)	35%
Advertising	(132)	(79)	(53)	67%
Agent, Prepaid card commissions and other commissions	(383)	(275)	(108)	39%
Cost of voice, data and cellular handsets	(418)	(298)	(120)	40%
Roaming and TLRD	(244)	(229)	(15)	7%
Others	(207)	(186)	(21)	11%
Total Costs before D&A	(2,789)	(2,185)	(604)	28%
Operating Profit before D&A	1,342	1,064	278	26%
Depreciation of fixed assets	(359)	(297)	(62)	21%
Amortization of intangible assets	(3)	(4)	1	-25%
Operating Profit	980	763	217	28%
Financial and Holding Income	41	(57)	98	-172%
Other expenses, net	(47)	(51)	4	-8%
Income from ordinary operations	974	655	319	49%
Taxes on income	(337)	(242)	(95)	39%
Minority interest	(9)	(2)	(7)	—
Net Income	628	411	217	53%

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Complementary Information - in IFRS -

(In million of Argentine pesos )

6-	Consolidated Income Statement

Annual Comparison

	03/31/2011	03/31/2010	Δ $	Δ %
Service Revenues	3,795	3,055	740	24%
Equipment Sales	339	196	143	73%
Other income	15	8	7	88%
Total Revenues	4,149	3,259	890	27%
Salaries and social security	(512)	(403)	(109)	27%
Taxes	(361)	(273)	(88)	32%
Interconnection costs and lease of circuits	(122)	(122)	—	0%
Agent commissions and distribution of prepaid cards commissions and other commissions	(341)	(246)	(95)	39%
Charges for TLRD and Roaming	(242)	(228)	(14)	6%
Fees for services, maintenance, materials and supplies and advertising costs	(490)	(363)	(127)	35%
Cost of sales	(363)	(223)	(140)	63%
Contingencies	(23)	(28)	5	-18%
Severance payments and termination benefits	(14)	(6)	(8)	133%
Other operating expenses	(245)	(215)	(30)	14%
Operating income before depreciation and amortization	1,436	1,152	284	25%
Como % de ventas netas	35%	35%	-1%	-2%
Depreciation of fixed assets	(349)	(294)	(55)	19%
Depreciation of new intangible assets	(126)	(95)	(31)	33%
Amortization of other intangible assets	(3)	(4)	1	-25%
Operating income	958	759	199	26%
Financial results generated by assets	56	49	7	14%
Financial results generated by liabilities	(37)	(113)	76	-67%
Net income before income tax	977	695	282	41%
Income tax expense, net	(337)	(255)	(82)	32%
Net income	640	440	200	45%

7-	Balance Sheet

Annual Comparison

	03/31/2011	12/31/2010	Δ $	Δ %
Net equity under Argentine GAAP	6,915	6,237	678	11%
IFRS adjustments
Non-controlling interest	160	126	34	27%
Revenue recognition	(91)	(100)	9	-9%
Intangible Assets	469	466	3	1%
Other adjustments	(145)	(109)	(36)	33%
Tax effects on IFRS adjustments	(110)	(109)	(1)	1%
Total equity under IFRS	7,198	6,511	687	11%

12	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 4, 2011	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman of the Board of Directors